# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: POWERDYNE INTERNATIONAL, INC., CIK 0001435617
CUSIP: 73933W108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 45 MAIN STREET, NORTH READING, Massachusetts (MA), 01864
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001511123
Persons authorized to receive notices and communications: Arthur Read II, 145 Phenix Avenue, Cranston, Rhode Island (RI), 02920-4248, (401) 340-1019

## Reporting persons
- Read Arthur M II (CIK 0001511123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 288,446,194; shared voting power 0; sole dispositive power 288,446,194; shared dispositive power 0; aggregate amount beneficially owned 288,446,194 (15.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: POWERDYNE INTERNATIONAL, INC.
Address of issuer's principal executive offices: 45 MAIN STREET, NORTH READING, Massachusetts (MA), 01864

## Item 2. Identity and Background
Name of person filing: Arthur M Read II
Residence or business address:
145 Phenix Avenue
Cranston, RI 02920-4248
Present principal occupation or employment: Attorney-at-Law, Del Sesto & Read, Inc., engaged in the practice of Law, 145 Phenix Avenue, Cranston, RI 02920
Criminal convictions in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is deemed to be the holder of 288,446,194.00 Shares into which 2,180,000 shares of the Series D Preferred Stock of the Issuer that he acquired as described in Item 4 will be converted. Such acquisition was without cash consideration in the transaction disclosed in Item 4. These shares of Series D Preferred Stock are, and the Shares into which they will be converted will be, restricted securities as that term is defined in Rule 144 promulgated by the United States Securities Commission under the Securities Act of 1933 and will be held in certificated form.

## Item 4. Purpose of Transaction
Purpose of transaction: Acquired shares from a contract, services rendered, forgiveness of debt and in partial satisfaction of a judgment against another shareholder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 288,446,194.00 shares of common stock (15.3%)
Number of shares as to which each person has sole or shared power to vote or dispose: 288,446,194.00 shares of common stock (15.3%)
Transactions in the class effected during the past sixty days: The Reporting Person is deemed to hold 4,360,000,000 Shares through his ownership of 2,180,000 shares of Series D Preferred Stock, representing approximately 86.2% of the 5,060,155,892 Shares that will be outstanding following the Automatic Conversion Event and of the 5,060,155,982 votes that may now be cast at a meeting at which holders of Shares are entitled to vote. The Reporting Person has sole voting and dispositive power with respect to his shares. As of the date hereof, in addition to the 2,180,000,000 shares of Series D Preferred Stock held by the Reporting Person, there are outstanding 155,892 Shares and 350,000 shares of Series D Preferred Stock that are convertible into 700,000,000 Shares and are held by persons who are unrelated to the Reporting Person. Except for his deemed acquisition of Shares on October 27, 2014, as described above, the Reporting Person has at no time, directly or indirectly, acquired any Shares or securities of the Issuer that may be deemed to be Shares.
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Read Arthur M II: /s/ Arthur M Read II, Arthur M Read II (12/05/2025)